     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 13, 1997

                                                       REGISTRATION NO. 333-3360
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                             _____________________


                        POST-EFFECTIVE AMENDMENT NO. 1
                                      TO

                                   FORM S-1

                                      ON

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             _____________________


                               KOO KOO ROO, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                                         22-3132583
   (STATE OR OTHER JURISDICTION                             (IRS EMPLOYER
 OF INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)


                    11075 SANTA MONICA BOULEVARD, SUITE 225
                         LOS ANGELES, CALIFORNIA 90025
                                (310) 479-2080
   (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT F. KAUTZ
                            CHIEF FINANCIAL OFFICER
                      11075 SANTA MONICA BLVD., SUITE 225
                         LOS ANGELES, CALIFORNIA 90025
                                (310) 479-2080
(Name, address, Including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                  Copies to:
           Ronald Garber, Esq.                   Anthony J. Richmond, Esq.
            Koo Koo Roo, Inc.                        Latham & Watkins

 11075 Santa Monica Boulevard, Suite 225     633 West Fifth Street, Suite 4000

      Los Angeles, California 90025           Los Angeles, California  90071
             (310) 479-2080                           (213) 485-1234

                             _____________________


     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] _____________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ____________

     If delivery of the same prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

================================================================================

PROSPECTUS

                               6,013,275 SHARES*
                               KOO KOO ROO, INC.
                                 COMMON STOCK
                          (Par Value $.01 per Share)
                          --------------------------

     All of the shares of Common Stock, par value $.01 per share ("Common Stock"), of Koo Koo Roo, Inc., a Delaware corporation (the "Company"), offered hereby (the "Shares") are being offered by certain selling securityholders of the Company (the "Selling Stockholders") as described more fully herein. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. All expenses of this offering will be paid for by the Company except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Stockholders. The Common Stock is traded on the Nasdaq National Market under the symbol "KKRO." On February 10, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $7.125 per share. Investors are urged to obtain current market data. See "Use of Proceeds," "Price Range of Common Stock," "Selling Stockholders" and "Plan of Distribution."

     * The shares of Common Stock offered hereby includes the resale of such presently indeterminate number of shares of Common Stock as shall be issued in respect of: (i) 613,971 shares of Common Stock (subject to further adjustment) issued in a private placement in March 1996, (ii) all shares of Common Stock issuable upon conversion of or otherwise in respect of 1,027,193 shares of the Registrant's 5% Convertible Preferred Stock, par value $.01 and liquidation preference $25 per share (the "Convertible Preferred Stock"), issued in a private placement in March 1996, (iii) 55,257 shares of Common Stock (subject to further adjustment) issuable upon the exercise of warrants issued in connection with the foregoing private placements (the "Common Stock Warrants"), (iv) all shares of Common Stock issuable upon conversion of or otherwise in respect of 108,000 shares of the Convertible Preferred Stock issuable upon the exercise of warrants (the "Convertible Preferred Stock Warrants") issued in connection with the foregoing private placements and (v) 84,409 shares of Common Stock originally issued in other private placements. The number of shares of Common Stock indicated to be issuable in connection with such transactions and offered for resale hereby is an estimate based upon the market price of the Common Stock set forth above, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, the above-noted market price of the Common Stock were used to determine the number of shares issuable as of the first date on which the Convertible Preferred Stock may be converted after the date of this Prospectus, the Company would be obligated to issue a total of approximately 6,043,275 shares of Common Stock if all 1,027,193 shares of Convertible Preferred Stock outstanding or issuable upon the exercise of Convertible Preferred Stock Warrants outstanding as of December 31, 1996 were converted on such dates. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. See "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment" and "Description of Capital Stock."

                           _____________________

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS.
                           _____________________

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                      OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                The Date of this Prospectus is February 13, 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office of the Commission, Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Chicago Regional Office of the Commission, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, or by way of the Commission's Internet address, http://www.sec.gov. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the registration of the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference herein as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the Commission as indicated above upon payment of the fees prescribed by the Commission. Each of such statements is qualified in its entirety by such reference.

                          FORWARD LOOKING STATEMENTS

     The forward looking statements and comments contained in this Prospectus concerning, among other things, the prospects for the Company to grow rapidly and attain profitable operations, are necessarily subject to risks and uncertainties, some of which are significant in scope and nature. Actual results will be dependent upon many factors the outcome of which cannot be predicted as of the date of this Prospectus. The Company believes that it has summarized the most significant of such factors of which it is aware under the
caption "Risk Factors."   Accordingly, prospective investors should carefully
consider such Risk Factors, which are provided commencing on Page 3 of this Prospectus in addition to the other information provided herein and incorporated herein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Current Report on Form 8-K dated March 18, 1996; (iii) the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; and (iv) the Company's Proxy Statement dated April 15, 1996 related to the Annual Meeting of Stockholders held on May 15, 1996. In addition, each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date such document is filed with the Commission.

     Any statement contained herein, or any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Registration Statement or this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference. This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits thereto) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered, from Ronald D. Garber, General Counsel, 11075 Santa Monica Blvd., Suite 225, Los Angeles, California 90025, telephone number (310) 479-2080.

--------------------------------------------------------------------------------

                              PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption "Risk Factors."

                                  THE COMPANY

     Koo Koo Roo, Inc. (the "Company") operates restaurants in the emerging food service category of fresh, convenient meals. The restaurants feature the Company's proprietary Original Skinless Flame-Broiled Chicken(TM), fresh oven-roasted hand-carved turkey, country herb rotisserie chicken, made to order tossed salads, specialty sandwiches on fresh baked rolls, a signature vegetable soup and more than 23 side dishes including hand-mashed potatoes, stuffing, steamed green beans and other vegetables, rices and grains, all prepared fresh in small batches on-site throughout the day. As of December 31, 1996, the Company operated 28 Koo Koo Roo restaurants.

     The Company's restaurants are designed to appeal to consumers who look for good tasting, freshly prepared food, and who also appreciate menu items that are wholesome and healthy. The products are easy to understand, high in quality and generally low in fat, calories and cholesterol, without the negative connotation or taste of "health food." The sights and smells of fresh food preparation, such as turkey carving and salad tossing, are displayed in glass enclosed stations featuring "chefs" in restaurant whites and toques.

     Over the past several years, executive management, together with the Company's corporate chef and professional designers, developed the layout, menu and appearance of the current prototype store, referred to as the Koo Koo Roo California Kitchen(TM) concept. The performance and continuing improvement of this concept led management to plan for a rapid expansion starting in 1995 and to focus on Company ownership or joint venture relationships rather than franchising. The Company is presently emphasizing growth through the development of additional Koo Koo Roo California Kitchen(TM) stores which will be either owned and operated by the Company or owned in partnership with its existing domestic and international joint venture partners. The Company intends to act opportunistically to establish additional joint venture arrangements and make restaurant acquisitions and may also grow through the acquisition of complementary businesses. Although the focus in 1997 will be on Company-owned restaurants, the Company may pursue additional joint ventures or franchising in certain markets.

     The Company also owns 90% of the outstanding capital stock of Color Me Mine, Inc. ("Color Me Mine"), a chain of paint-your-own ceramics studios. As of December 31, 1996, there were 11 Company-owned Color Me Mine studios and five franchised studios open and operating.

     The Company's principal executive offices are located at 11075 Santa Monica Boulevard, Suite 225, Los Angeles, California 90025 and its telephone number is
(310) 479-2080.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                 THE OFFERING


Common Stock Offered by the
   Selling Stockholders (estimate)..........  6,013,275 shares (1)

Shares of Common Stock Outstanding
   Prior to the Offering....................  15,861,310 shares (2)

Use of Proceeds.............................  The proceeds from the sale of the shares of Common Stock offered
                                              hereby are solely for the account
                                              of the Selling Stockholders.
                                              Accordingly, the Company will
                                              receive none of the proceeds from
                                              sales thereof. See "Use of
                                              Proceeds."

Nasdaq National Market Common Stock Symbol..  KKRO

_____________________

(1) As set forth in the text on the cover of this Prospectus, this offering includes the resale of such presently indeterminate number of shares of Common Stock as shall be issued in respect of: (i) 613,971 shares of Common Stock (subject to further adjustment) issued in a private placement in March 1996, (ii) all shares of Common Stock issuable upon conversion of or otherwise in respect of 1,027,193 shares of the Registrant's 5% Convertible Preferred Stock issued in a private placement in March 1996, (iii) 55,257 shares of Common Stock (subject to further adjustment) issuable upon the exercise of warrants issued in connection with the foregoing private placements, (iv) all shares of Common Stock upon conversion of or otherwise in respect of 108,000 shares of the Registrant's 5% Convertible Preferred Stock issuable upon the exercise of warrants issued in connection with the foregoing private placements and (v) 84,409 shares of Common Stock originally issued in other private placements. As of December 31, 1996, there were 1,027,193 shares of Convertible Preferred Stock outstanding which had not yet been converted into common stock. The number of shares of Common Stock indicated to be offered hereby on the cover of this Prospectus and above is an estimate based upon the market price of the Common Stock set forth on the cover page of this Prospectus assuming that all shares of Convertible Preferred Stock are converted on the first date permitted. The number of shares of Common Stock issuable in connection with such transactions and offered for resale hereby is subject to adjustment and could be materially less or more than such amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock. If, however, $7.125 per share (the last reported sale price of the Common Stock on the Nasdaq National Market on February 10, 1997) were used to determine the number of shares issuable as of the first date on which the Convertible Preferred Stock may be converted after the date of this Prospectus, the Company would be obligated to issue a total of approximately 6,013,275 shares of Common Stock if all 1,027,193 shares of Convertible Preferred Stock outstanding or issuable upon the exercise of Convertible Preferred Stock Warrants outstanding as of December 31, 1996 were converted on such dates. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. See "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment" and "Description of Capital Stock."

(2) As of December 31, 1996, excludes (i) approximately 7.6 million shares of Common Stock subject to presently outstanding options granted by the Company under certain stock option plans and through direct grants, of which approximately 3.7 million shares are issuable under options exercisable as of the date of this Prospectus, (ii) approximately 1.6 million shares of Common Stock issuable upon the exercise of presently outstanding warrants to purchase Common Stock, of which approximately 1.5 million shares are issuable pursuant to warrants exercisable as of the date of this Prospectus and (iii) the shares of Common Stock offered hereby, except for 534,409 shares of Common Stock (subject to adjustment) included in the shares identified in clauses (i) and (v) of footnote (1) above. Also excludes 72,512 treasury shares. See "Risk Factors--Dilutive Effect of Warrants and Options; Shares Available for Future Sale," "Description of Capital Stock" and "Shares Available for Future Sale."

--------------------------------------------------------------------------------

                                 RISK FACTORS

     The securities offered hereby involve a high degree of risk including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision.

     LIMITED OPERATING HISTORY; LIMITED REVENUES; HISTORY OF LOSSES. The Company was organized in February 1987 and opened its first restaurant in August 1988 (which has since been closed). In addition, more than half of the Company's owned and operated restaurants were opened during 1995 or 1996. As a result, the Company has a limited operating history upon which an evaluation of the Company's performance can be made. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business and concept in the highly competitive restaurant industry, which is characterized by a high failure rate. Since inception, the Company has generated limited revenues and has generally incurred operating losses. There can be no assurance that the Company will generate significant revenue or achieve profitable operations.

     LIMITED NUMBER OF RESTAURANTS IN OPERATION; GEOGRAPHIC CONCENTRATION OF RESTAURANTS; DEPENDENCE ON DISCRETIONARY SPENDING. As of December 31, 1996, the Company operated 28 Koo Koo Roo restaurants. Of these, eight restaurants had been in operation for more than two years and 12 restaurants had been in operation for less than one year. Twenty-one restaurants are in Southern California, including seven restaurants opened in Southern California during 1996. The Company's revenues are dependent on discretionary spending by consumers, particularly by consumers living in the communities in which the restaurants are located. A significant weakening in any of the local economies in which the Company operates may cause the residents of such communities to curtail discretionary spending which, in turn, could have a material adverse effect on the results of operations and financial position of the entire Company. Consequently, the results achieved to date by the Company's restaurants may not be indicative of the prospects or market acceptance of a larger number of restaurants, particularly in wider and more geographically dispersed areas with varied demographic characteristics.

     UNCERTAINTY OF MARKET ACCEPTANCE. The Company has limited marketing experience and to date has engaged in limited marketing activities. Achieving consumer awareness and market acceptance, particularly as the Company seeks to penetrate new markets, will require substantial efforts and expenditures by the Company. There can be no assurance that the Company's restaurants and ceramics studios will achieve significant market acceptance.

     PROPOSED EXPANSION; NEED FOR ADDITIONAL FINANCING. Although the Company intends to pursue a strategy of aggressive growth, the Company must depend on a limited number of key experienced personnel in affecting this expansion. The Company's proposed expansion (including, without limitation, accomplishment of its new restaurant opening plans and expansion of Color Me Mine) will be dependent on, among other things, market acceptance of the Company's business concepts, the availability of suitable sites, timely development and construction of stores, the hiring of skilled management and other personnel, the general ability to successfully manage growth including monitoring stores, controlling costs and maintaining effective quality controls, and the availability of adequate financing. The Company may also grow through the acquisition of existing businesses to the extent that such businesses can be acquired on advantageous terms and meet the Company's investment and market criteria. There can be no assurance that the Company will be successful in its proposed expansion. Until the Company increases the size of its base of restaurants and ceramics studios, the lack of success of a small number of stores may have a disproportionate impact on the Company's performance. To implement its expansion, the Company expects to issue additional equity securities in the future and, if market conditions permit, may incur additional indebtedness. The Company regularly investigates and pursues transactions to raise such capital. There can be no assurance that such additional capital, if and when required, will be available on terms acceptable to the Company, or at all. In addition, future issuances of Common Stock, if any, would dilute the present ownership of all stockholders in the Company, including investors purchasing shares in this offering. See "Use of Proceeds."

     DILUTIVE EFFECT OF OPTIONS AND WARRANTS; SHARES AVAILABLE FOR FUTURE SALE. As of December 31, 1996, the Company had granted options to purchase an aggregate of approximately 7.6 million shares, and warrants to purchase an aggregate of approximately 1.6 million shares, of Common Stock at exercise prices ranging from $0.625 per share to $10.00 per share. In the event that all such options and warrants are exercised for cash, the aggregate proceeds to the Company would be approximately $55.9 million. To the extent that the stock options and warrants are exercised, material dilution of the ownership interest of the Company's present stockholders will occur. The Company also expects that in the ordinary course of its business it will issue additional warrants and grant additional stock options including, but not limited to, options granted pursuant to its Stock Awards and Director's Stock Option Plans. Investors should note that the recent trading prices of the Common Stock significantly exceeds the Company's book value for financial accounting purposes. In addition, the approximately 1.6 million shares of Common Stock issuable upon exercise of presently outstanding warrants and a significant portion of the outstanding stock options and restricted shares of Common Stock are subject to certain registration rights and, upon the effectiveness of a registration statement covering such shares, will be eligible for resale in the public market without restriction under the Securities Act. Sales of substantial amounts of Common Stock by stockholders, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. See "--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment," "--Securities Market Factors," "Description of Capital Stock" and "Shares Available for Future Sale."

     EFFECT OF CONVERSION OF CONVERTIBLE PREFERRED STOCK; POTENTIAL COMMON STOCK ADJUSTMENT. The Company's Convertible Preferred Stock entitles the holders thereof to convert such shares into shares of Common Stock. The exact number of shares of Common Stock issuable upon conversion of all of the Convertible Preferred Stock and offered hereby cannot currently be estimated but, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock. The holders of Common Stock will be materially diluted by conversion of the Convertible Preferred Stock which dilution will depend on the future market price of the Common Stock. On February 10, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $7.125 per share. If such market price were used to determine the number of shares of Common Stock issuable as of the first date on which the outstanding shares of Convertible Preferred Stock may be converted, the Company would issue a total of approximately 5,259,638 shares of Common Stock if all such shares, including shares of Convertible Preferred Stock issuable upon the exercise of outstanding Convertible Preferred Stock Warrants, were converted at such time and the related adjustment was made in respect of the Common Stock issued in the 1996 Private Placements as noted below. To the extent the market price per share of the Common Stock is lower or higher than $7.125 as of any date on which outstanding shares of Convertible Preferred Stock are converted, the Company would issue more or less shares of Common Stock than reflected in such estimate, and such difference could be material. The number of shares of Common Stock issuable in connection with the outstanding shares of Convertible Preferred Stock is not a linear function of the market price of the Common Stock, and will increase at an increasing rate as such market price decreases (and decrease at a decreasing rate as such market price increases) relative to a given assumed market price. The number of shares of Common Stock may also increase should holders of Convertible Preferred Stock continue to hold such shares, thereby causing the discount to market price applicable upon conversion of such shares to increase. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. The holders of the outstanding shares of Convertible Preferred Stock also possess certain registration rights, including the right to include all of the shares of Common Stock that such holders may desire to sell in certain underwritten public offerings by the Company. In addition, if, prior to March 12, 1997, the Company issues any shares of Common Stock for an effective issue price of less than $7.245 per share (the original issue price of the 450,000 shares placed in that transaction), the purchase price per share of such Common Stock shall, subject to certain exceptions, be adjusted downward to equal such lower issue price (along with a similar adjustment to the Common Stock Warrants). As of the date of this Prospectus, the Company had issued an aggregate of 163,971 shares of Common Stock in satisfaction of such obligation. The Company presently expects to satisfy any future obligation pursuant to this adjustment provision by issuing additional shares of Common Stock. As with the conversion price of the outstanding shares of Convertible Preferred Stock, whether or not any further adjustment will be necessary in the future will depend upon factors which cannot be predicted by the Company at this time including, among others, the future market price of the Common Stock and the time at which holders of Convertible Preferred Stock elect to convert or are forced by the Company to so convert such shares into Common Stock. Accordingly, the dilution attributable to the securities issued in the Company's 1996 Private Placements will not be determinable until all such securities have been converted into, or exercised for, Common Stock. The terms of the securities issued in the 1996 Private Placements do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof. Stock market volatility, whether related to the Stock market generally or the Company specifically, and if coincident in time with conversions of Convertible Preferred Stock, will impact directly the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and in respect of the other securities issued in the Company's 1996 Private Placements and which are offered for resale hereby. See "--Securities Market Factors" and "Description of Capital Stock."

     MANAGEMENT OF GROWTH. The Company's business has grown rapidly in recent periods and management's plans call for continued growth, which may place significant strains on the Company's managerial, operational, financial and information systems. The Company's success depends to a significant extent on the ability of its executive officers and other members of senior management to respond to these challenges effectively. The Company's expansion has also resulted in substantial growth in the number of its employees, resulting in increased responsibility for both existing and new management personnel. In addition, the Company is in the ongoing process of evaluating and enhancing its operating and financial procedures and systems in an effort to increase efficiencies in managing its expanding business. There can be no assurance that the Company's management will be able to manage future expansions successfully, or that its management, personnel or system will be adequate to support the Company's operations or will be implemented in a cost-effective or timely manner. Any such inabilities or inadequacies would have a material adverse effect on the Company's business, operating results and financial conditions.


     COMPETITION. The restaurant industry, and particularly the quick-service segment, is highly competitive with respect to price, service and location, and numerous well-established competitors possess substantially greater financial, marketing, personnel and other resources than the Company. In addition, the quick-service industry is characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns. The Company is required to respond to various factors affecting the restaurant industry, including changes in consumer preferences, tastes and eating habits, demographic trends and traffic patterns, increases in food and labor costs, competitive pricing and national, regional and local economic conditions. In recent years numerous companies in the quick-service industry have introduced products, including chicken, which were developed to capitalize on growing consumer preference for food products which are, or are perceived to be, healthful, nutritious, low in calories and low in fat content. It can be expected that the Company will be subject to increasing competition from companies whose products or marketing strategies address these consumer preferences. There can be no assurance that consumers will regard the Company's products as sufficiently distinguishable from competitive products (such as, for example, those offered by El Pollo Loco and Boston Market), that substantially equivalent products will not be introduced by the Company's competitors or that the Company will be able to compete successfully. Similarly, Color Me Mine will likely face significant competition from similar concepts and other businesses providing leisure and entertainment services.

     DEPENDENCE UPON KEY PERSONNEL. The success of the Company is largely dependent on the efforts of certain key personnel of the Company, including Kenneth Berg, its Chairman of the Board and Chief Executive Officer, and other key executives. Although the Company has entered into employment agreements with certain of its executive officers, none of such agreements obligate these employees to continue to work for the Company. The loss of their services would have a material adverse effect on the Company. Additionally, in order to successfully implement its proposed expansion and manage anticipated growth, the Company will be dependent upon its ability to retain existing and hire additional qualified personnel. There can be no assurance that the Company will be able to retain or hire necessary personnel.

     POSSIBLE CONFLICTS OF INTEREST; BENEFITS TO CERTAIN EXECUTIVE OFFICERS AND STOCKHOLDERS. Kenneth Berg's employment agreement with the Company provides that he is obligated to devote his full-time services to the Company but is permitted to continue to engage in the other business activities currently conducted by him. However, his employment agreement provides that he may do so only so long as such activities do not conflict with or otherwise unreasonably interfere with the performance of his services to the Company. Mr. Berg's employment agreement also provides for significant payments to him upon the occurrence of certain defined events including, among others, his termination without "cause" and a "change in control" of the Company.

     GOVERNMENT REGULATIONS. The Company is subject to various federal, state and local laws and regulations affecting its business. The Company's stores are subject to regulation by various governmental agencies, including those responsible for compliance with state and local licensing, zoning, land use, construction and environmental regulations and various health, sanitation, safety and fire standards. Any difficulties or failure in obtaining required licenses or approvals could delay or prevent the opening of a new store. In addition, suspension of certain licenses or approvals, due to failure to comply with applicable regulations or otherwise, could interrupt the operations of the affected store or otherwise adversely affect the store or the Company. The Company is also subject to federal and state laws establishing minimum wages and regulating overtime and working conditions. Since many of the Company's restaurant personnel are paid at rates which may be affected by the federal minimum wage, increases in such minimum wage (which have recently been enacted by Congress and the State of California) may result in an increase in the Company's labor costs. The Company cannot predict the impact on its results of operations should applicable federal or State minimum wage laws be changed. Federal and state franchise laws will also impose significant compliance obligations on the Company as it pursues the expansion of Color Me Mine.

     INSURANCE AND POTENTIAL LIABILITY. The Company maintains insurance, including insurance relating to personal injury, in amounts which the Company currently considers adequate. Nevertheless, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company.

     SECURITIES MARKET FACTORS. The market price for the Company's Common Stock is significantly affected by such factors as the Company's financial results, opening of new restaurants and ceramics studios and performance of existing stores, introduction of new products by the Company or its competitors, status of compliance with franchise regulation and various factors affecting the quick-service restaurant and leisure time industries generally. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for many companies, particularly small emerging growth companies, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. The market price for the Common Stock may be affected by general stock market volatility. Any such volatility, whether related to the stock market generally or the Company specifically, and if coincident in time with conversions of Convertible Preferred Stock, will also impact directly the number of shares of Common Stock issuable upon conversion of the Convertible Preferred Stock and in respect of the other securities issued in the Company's 1996 Private Placements. See "-- Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment" and "Description of Capital Stock."

     NO COMMON STOCK DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not intend to declare any such dividends in the foreseeable future. The Company is obligated to pay dividends at the rate of 5% per annum (which may be paid in cash or, subject to certain restrictions, in shares of Common Stock which may be offered for resale hereunder) on its Convertible Preferred Stock. During 1996, the dividends payable in respect of the Convertible Preferred Stock for the quarter ended March 31, 1996 was paid in cash and the remaining three quarterly dividends were paid in shares of Common Stock. Future payments are also expected to be made by issuing shares of Common Stock. See "Description of Capital Stock--Preferred Stock."

     POSSIBLE ISSUANCE OF PREFERRED STOCK WITHOUT STOCKHOLDER APPROVAL. The Company's Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time-to-time by the Company's Board of Directors. Accordingly, the Board is empowered, without approval by holders of the Common Stock, to issue Preferred Stock with dividend, liquidations, redemption, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. It was pursuant to this authority that the shares of Convertible Preferred Stock were issued. In the event of issuance, Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company may issue additional shares of Preferred Stock in the future to raise capital. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The proceeds from the sale of the shares of Common Stock offered hereby are solely for the account of the Selling Stockholders. Accordingly, the Company will receive none of the proceeds from sales thereof. However, certain of the shares of Common Stock offered hereby are issuable in the future upon the exercise of the Common Stock Warrants and Convertible Preferred Stock Warrants issued in connection with the 1996 Private Placements (and, in the case of shares of Convertible Preferred Stock, upon the conversion thereof into Common Stock). If all of such warrants to purchase Common Stock and Convertible Preferred Stock were exercised, the Company would receive gross proceeds of approximately $3.0 million in the aggregate. The Company expects to use the proceeds from the exercise of such warrants, if any, for general corporate purposes. See "Description of Capital Stock."

                       SHARES AVAILABLE FOR FUTURE SALE

     In general, Rule 144 under the Securities Act, as currently in effect ("Rule 144"), provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares that were issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has owned Restricted Shares for at least three years, is entitled to sell such shares under Rule 144 without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company. In June of 1995, the Commission published a notice of proposed rulemaking to amend the holding period requirements discussed above contained in Rule 144(d) and (k) which, if adopted as proposed, would permit resales of Restricted Shares after one and two years, respectively (other than after two and three years, respectively, as described above). The Company cannot predict whether such amendments will be adopted or the effect thereof on the trading market for its Common Stock.

     Of the approximately 21.4 million shares of Common Stock estimated to be outstanding upon completion of this offering (subject to the assumptions set forth or referred to on the cover page of this Prospectus related to future market prices of the Common Stock and conversion elections made by holders of Convertible Preferred Stock), approximately 18.9 million shares have been registered under the Securities Act and are freely tradeable, and approximately
2.3 million shares are saleable subject to compliance with the requirements of Rule 144. The remaining approximately 240,000 shares of Common Stock, and the approximately 1.6 million shares of Common Stock issuable upon the exercise of presently outstanding warrants, will be tradeable subject to the holding period restrictions under, and compliance with the other requirements of, Rule 144 discussed above. Of the approximately 7.6 million shares of Common Stock issuable upon the exercise of presently outstanding options, approximately 3.7 million shares will be freely tradeable upon exercise thereof, and the remaining shares will be tradeable subject to the holding period restrictions under, and compliance with the other requirements of, Rule 144 discussed above. See "Summary--The Offering."

     In addition, the approximately 1.6 million shares of Common Stock issuable upon exercise of presently outstanding warrants (excluding the warrants issued in connection with the 1996 Private Placements), and the approximately 7.6 million shares of Common Stock issuable upon exercise of presently outstanding options, are entitled to certain registration rights, and upon the effectiveness of a registration statement covering such shares, will be eligible for resale in the public market without restrictions under the Securities Act.

     No predictions can be made as to the effect that sales of Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through an offering of its equity securities. Further, certain of the share amounts set forth above under the caption "Shares Available for Future Sale" are estimates only based on recent market prices, are subject to adjustment, and could be materially less or more than such estimated amounts depending upon factors which cannot be predicted by the Company at this time including, among others, the future market price per share of the Common Stock. See "Risk Factors--Dilutive Effect of Option and Warrants; Shares Available for Future Sale" and "--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment."

                              SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Shares to be offered hereby as of December 31, 1996, and as adjusted to reflect the sale of the securities offered hereby, by the Selling Stockholders. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the Selling Stockholders who may offer Common Shares hereunder from time to time is based on information provided to the Company by such securityholders, except for the assumed conversion ratio of shares of Convertible Preferred Stock into Common Stock, which is based solely on the assumptions discussed or referenced in footnote (1) to the table. Information concerning such Selling Stockholders may change from time to time and any changes of which the Company is advised will be set forth in a Prospectus Supplement to the extent required. See "Plan of Distribution."

                                            COMMON SHARES                                       COMMON SHARES
                                             BENEFICIALLY              COMMON SHARES            BENEFICIALLY
                                           OWNED PRIOR TO               TO BE SOLD               OWNED AFTER
            NAME OF                       THE OFFERING/(1)/         IN THE OFFERING/(1)/         THE OFFERING
                                          ------------              ---------------              ------------
    SELLING STOCKHOLDER                 NUMBER      PERCENT               NUMBER             NUMBER      PERCENT
    -------------------                 ------      -------               ------             ------      -------
AG Arb Partners, L.P.                   30,116        *                    30,116               0           0
AG Super Fund, L.P.                     27,800        *                    27,800               0           0
AG Super Fund International             27,800        *                    27,800               0           0
  Partners, L.P.
Alfred Partners, L.L.C.                 57,638        *                    57,638               0           0
Steven A. Amos                          46,333        *                    46,333               0           0
Angelo, Gordon & Co., L.P.              27,800        *                    27,800               0           0
Anvil Investment Partners, L.P.        166,797     1.0%                   166,797               0           0
Arbco Associates, L.P.                  32,702        *                    32,702               0           0
The Canyon Value Realization            46,333        *                    46,333               0           0
  Fund (Cayman), Ltd.
Linda Cappello                         130,181        *                   130,181               0           0
                                        12,433(2)                          12,433
Gerard K. Cappello                      83,700        *                    83,700               0           0
                                         8,289(2)                           8,289
Robert A. Davidow and Diana R.          37,066        *                    37,066               0           0
  Davidow
DFG Corporation                         55,599        *                    55,599               0           0
Dickstein & Co., L.P.                  464,929     2.8%                   464,929               0           0
Dickstein International Limited         66,320        *                    66,320               0           0
Dorchester Partners L.P.               185,330     1.2%                   185,330               0           0
Fayerweather Associates                 37,066        *                    37,066               0           0
Lawrence K. Fleischman                  62,030        *                    62,030               0           0
                                         6,906(2)                           6,906
GAM Arbitrage Investments, Inc.         27,800        *                    27,800               0           0
Global Bermuda, L.P.                   162,164     1.0%                   162,164               0           0
The Jay Goldman Master                  92,665        *                    92,665               0           0
   Limited Partnership

                                         COMMON SHARES                                         COMMON SHARES
                                           BENEFICALLY                  COMMON SHARES           BENEFICALLY
                                         OWNED PRIOR TO                   TO BE SOLD            OWNED AFTER
     NAME OF                             THE OFFEREING/1/             IN THE OFFERING/1/        THE OFFERING
                                         -------------                ---------------           ------------
  SELLING STOCKHOLDER                   NUMBER      PERCENT                NUMBER             NUMBER      PERCENT
  -------------------                   ------      -------                ------             ------      -------
Gotham Capital III, L.P.                99,893          *                   99,893              0             0
Gotham Capital IV, L.P.                 27,800          *                   27,800              0             0
Index Securities S.A.                    2,085          *                    2,085              0             0
JMG Capital Management, Inc.             4,633          *                    4,633              0             0
  Money Purchase Pension Plan
JMG Capital Partners, L.P.              97,298          *                   97,298              0             0
Lawrence Kaplan                          9,267          *                    9,267              0             0
KA Trading LP.                           9,267          *                    9,267              0             0
Kayne Anderson Non-Traditional          89,658          *                   89,658              0             0
  Investments, L.P.
Kessler Asher Group, Limited            29,653          *                   29,653              0             0
  Partnership
Kyneton Investments Ltd.               274,340       1.7%                  274,340              0             0
Lakeshore International Ltd.           111,198          *                  111,198              0             0
Leonardo, L.P.                          27,800          *                   27,800              0             0
Licap Partners                          55,599          *                   55,599              0             0
Daniel S. Martin                        10,008          *                   10,008              0             0
Ronald H. Means                          9,267          *                    9,267              0             0
Barry Meisel                             9,267          *                    9,267              0             0
Natalie Meisel                           4,633          *                    4,633              0             0
Stuart Meisel                            3,707          *                    3,707              0             0
Theodore Meisel                         28,726          *                   28,726              0             0
Merced Partners, L.P.                  157,531       1.0%                  157,531              0             0
Metropolis Partners, L.P.              185,330       1.2%                  185,330              0             0
Michael Angelo, L.P.                    18,533          *                   18,533              0             0
Navesink Investment Fund LDC            23,166          *                   23,166              0             0
Nelson Partners                        261,316       1.6%                  261,316              0             0
Newberg Family Trust UTD               164,481       1.0%                  164,481              0             0
  12/18/90
Nicollette Fund                         92,665          *                   92,665              0             0
Nutmeg Partners, L.P.                   27,800          *                   27,800              0             0
NY-DBL Diamond Group                    37,066          *                   37,066              0             0
Offense Group Associates, L.P.          43,928          *                   43,928              0             0
Olympus Securities, Ltd.               174,210       1.1%                  174,210              0             0
Palamundo LDC                           29,931          *                   29,931              0             0

                                           COMMON SHARES                                          COMMON SHARES
                                            BENEFICALLY                  COMMON SHARES            BENEFICALLY
                                           OWNED PRIOR TO                 TO BE SOLD              OWNED AFTER
    NAME OF                                THE OFFEREING/1/             IN THE OFFERING/1/        THE OFFERING
                                           -------------                ---------------           ------------
 SELLING STOCKHOLDER                     NUMBER       PERCENT               NUMBER             NUMBER      PERCENT
 -------------------                     ------       -------               ------             ------      -------
Raphael, L.P.                            27,800             *               27,800                0           0
Ravich Revocable Trust of 1989           46,333             *               46,333                0           0
Salomon Brothers Inc                    185,330          1.2%              185,330                0           0
Scorpion Offshore Investment             36,473             *               36,473                0           0
  Fund, Ltd.
Seneca Capital International, Ltd.      293,285          1.8%              293,285                0           0
Seneca Capital L.P.                      52,448             *               52,448                0           0
Lisa G. Shine                             5,560             *                5,560                0           0
Loretta Hirsh Shine                      12,973             *               12,973                0           0
Silverton International Fund            134,364             *              134,364                0           0
 Limited
TCW Shared Opportunity                   92,665             *               92,665                0           0
  Fund II, L.P.
Jeffrey Ullman                           46,333             *               46,333                0           0
The Value Realization Fund, L.P.         46,333             *               46,333                0           0
ZPB Securities, LLC                      41,329             *               41,329                0           0
Small Company Subtrust of DFA
  Group Trust                           309,714          2.0%              309,714                0           0
U.S. 9-10 Small Company
  Portfolio                             163,726          1.0%              163,726                0           0
6-10 Subtrust of DFA Group Trust        129,207             *              129,207                0           0
U.S. 6-10 Small Company Series           11,324             *               11,324                0           0
Libra Investments, Inc.                  83,399             *               83,399                0           0
Ravich Revocable Trust                   83,399             *               83,399                0           0
                                         24,900/(2)/                        24,900
Upchurch Living Trust UAD                27,800             *               27,800                0           0
  12/14/90                                2,729/(2)/                         2,729
Mark Zucker                              23,166             *               23,166                0           0
Robert G. Morrish                        18,533             *               18,533                0           0
Charles A. Yamarone                      13,900             *               13,900                0           0
Dan Dominguez                            10,000/(2)/        *               10,000                0           0
Lorne A. Goldberg                         1,500/(2)/        *                1,500                0           0
Louis Gonda                              39,409/(2)/        *               39,409                0           0
Stewart Hacker                            5,000/(2)/        *                5,000                0           0
Stuart M. Isen                            1,500/(2)/        *                1,500                0           0
George Levin                              7,000/(2)/        *                7,000                0           0
Martin Mick                              10,000/(2)/        *               10,000                0           0
M. Viner                                 10,000/(2)/        *               10,000                0           0

__________________
*  Represents less than 1% of the outstanding Common Stock.

(1) Except in the case of Shares indicated with the footnote (2), such beneficial ownership represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of Convertible Preferred Stock beneficially owned by such person as of December 31, 1996 (either directly or through the exercise of Convertible Preferred Stock Warrants), assuming the last reported sales price of $7.125 per share of Common Stock on February 10, 1997 were used to determine the number of shares of Common Stock issuable as of the first date on which Convertible Preferred Stock may be converted. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion and whether or to what extent dividends are paid in Common Stock. In order to calculate the number of shares of Convertible Preferred Stock or Convertible Preferred Stock Warrants to purchase such shares beneficially held, multiply the amount included in the column captioned "Common Shares Beneficially Owned Prior to the Offering" (other than share amounts indicated with the footnote (2)), by approximately 0.21583. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock. The shares of Convertible Preferred Stock and the Convertible Preferred Stock Warrants were issued in the 1996 Private Placements. See "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment" and "Description of Capital Stock."

(2) Represents beneficial ownership of shares of Common Stock issued (i) in the 1996 Private Placements, (ii) upon the exercise of Common Stock Warrants issued in connection with the 1996 Private Placements, (iii) upon conversion of shares of Convertible Preferred Stock or (iv) in other private placements. The shares issued in connection with the 1996 Private Placements and the related Common Stock Warrants are subject to further adjustment under certain circumstances. See "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustments" and "Description of Capital Stock."

                         DESCRIPTION OF CAPITAL STOCK

     The Company's Certificate of Incorporation, as amended, authorizes the issuance of 55,000,000 shares of capital stock, of which 50,000,000 shares are designated as Common Stock, par value $0.01 per share, and 5,000,000 shares are designated as Preferred Stock, par value $0.01 per share, 1,350,000 of which have been designated as shares of Convertible Preferred Stock. As of December 31, 1996, 15,861,310 shares of Common Stock (net of treasury shares) and 1,027,193 shares of Convertible Preferred Stock were issued and outstanding. In March 1996, 1,200,000 shares of Convertible Preferred Stock were issued in the 1996 Private Placements and, through December 31, 1996, 172,807 of such shares had been converted into 726,220 shares of Common Stock (excluding shares of Common Stock issued as payment-in-kind dividends).

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of stockholders. There are no cumulative voting rights. The rights, privileges and preferences of the holders of Common Stock are subject to the rights of the holders of the Convertible Preferred Stock and of any shares of Preferred Stock that may be designated and issued by the Company in the future. Subject to the restrictions contained in Preferred Stock issued by the Company, holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of legally available funds. Upon any liquidation, dissolution or winding up of the Company, subject to the rights of holders of shares of Preferred Stock, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. Holders of Common Stock do not have preemptive or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock.

     Subject to certain exceptions, if, prior to March 12, 1997, the Company sells any shares of Common Stock for an issue price less than $7.245 per share (the original issue price of the 450,000 shares placed in that transaction), the purchase price per share of such Common Stock shall be adjusted downward to equal such lower issue price (along with a similar adjustment to the Common Stock Warrants). As of the date of this Prospectus, the Company has issued 163,971 shares of Common Stock pursuant to this adjustment provision. The Company presently expects to satisfy any future obligation by issuing additional shares of Common Stock. If such shares may not be issued for any reason, the adjustment will have to be paid in cash. As with the conversion price of the Convertible Preferred Stock, whether or not any further adjustment will be necessary in the future will depend upon factors which cannot be predicted by the Company at this time including, among others, the future market price of the Common Stock and the time at which holders of Convertible Preferred Stock elect to convert or are forced by the Company to so convert such shares into Common Stock. The terms of the 1996 Private Placements do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof. See "Risk Factors--Effect of Conversion of Convertible Preferred Stock; Potential Common Stock Adjustment."

     Pursuant to Section 2115 of the California Corporations Code (the "California Law"), a corporation incorporated in a State other than California (such as the Company, which is incorporated in Delaware) may nevertheless be subject to certain of the provisions of the California Law (as specified in Section 2115 of the California Law) applicable to California corporations (commonly designated a "Quasi-California Corporation") if more than one-half of its outstanding voting securities are owned of record by persons having addresses in California and more than half of its business is conducted in California (generally, if the average of its property factor, payroll factor and sales factor (as defined in Sections 25129, 25132 and 25134 of the California Revenue and Taxation Code) is more than 50 percent during its latest full income year). Such a foreign corporation will not be treated as a Quasi-California Corporation if, however, it has more than 800 holders of a class of securities qualified for trading on the Nasdaq National Market. Based on the stockholders list prepared for the Company's 1996 Annual Meeting of Stockholders, the Company exceeds this requirement by a significant amount and, accordingly, Section 2115 is not presently applicable to the Company.

PREFERRED STOCK

     The Company's Board of Directors, without the approval of the holders of the Common Stock, is authorized to designate for issuance up to 5,000,000 shares of Preferred Stock, in such series and with such rights, privileges and preferences as the Board of Directors may from time to time determine. As of the date of this Prospectus, 1,350,000 of such shares have been designated as Convertible Preferred Stock; 1,027,193 of such Shares are issued and outstanding as of December 31, 1996 and 108,000 are subject to the Convertible Preferred Stock Warrants, none of which had been exercised as of December 31, 1996.

     Each share of Convertible Preferred Stock is entitled to receive dividends, payable quarterly, at the rate of 5% per annum in preference to any payment made on any other shares of capital stock of the Company. Any dividend payable commencing more than 90 days after the date of issuance of the Convertible Preferred Stock may be paid, at the option of the Company, either (i) in cash or
(ii) upon proper notice, in shares of Common Stock if such shares have been registered for resale under the Securities Act (as provided for hereunder). If a dividend is paid in Common Stock, the shares to be issued as a dividend shall be valued at the average of the daily means between the low trading price and the closing price of the Common Stock over the three consecutive trading days prior to the related dividend record date. The Company's present policy is to satisfy such dividend obligation by issuing additional shares of Common Stock. Each share of Convertible Preferred Stock is also entitled to a liquidation preference of $25.00 per share, plus any accrued but unpaid dividends, in preference to any other class or series of capital stock of the Company. Except as otherwise provided by applicable law, holders of shares of Convertible Preferred Stock have no voting rights.

     Commencing 91 days after the March 20, 1996 date of issuance, 10% (or such larger percentage as is determined by the Company in its sole discretion) of the number of shares of Convertible Preferred Stock held of record by each holder on such 91st day became convertible into shares of Common Stock, and thereafter on the successive monthly anniversaries of such 91st day an equal number of such shares have or shall become convertible so that, approximately 13 months after original issuance, all shares of Convertible Preferred Stock will be convertible into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of shares of Convertible Preferred Stock will equal the liquidation preference of the shares being converted divided by the then-effective conversion price applicable to the Common Stock (the "Conversion Price"). The Conversion Price, as of any date, shall be the lesser of (i) the actual selling price at which the holder converting has sold shares of Common Stock (if any) during the three trading days prior to conversion in a bona fide trade with an unaffiliated third party (which may not be less than the lowest trading price on the date of such trade as reported by the Nasdaq National Market) or (ii) the average of the daily means between the low trading price and the closing price of the Common Stock for the three consecutive trading days prior to conversion, in either case reduced by the Applicable Percentage (as defined herein). The "Applicable Percentage" is dependent upon the amount of time which has passed from original issuance to the date of measurement, being 13% up to the fourth month and from the fourth month to thirteenth month being 14%, 15 1/4%, 17%, 19 1/2%, 21%, 23%, 25%, 27% and 27 1/2% during each such month, and 29% thereafter. At any date more than 13 months after the date of issuance, the Conversion Price will be the lesser of (a) 71% of the average of the daily means between the low trading price of the Common Stock and the closing price of the Common Stock for all the trading days during the 13th month or (b) 71% of the average of the daily means between the low trading price and the closing price of the Common Stock during the three days immediately preceding the date of conversion. The Conversion Price is at all times also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers affecting the Common Stock. The shares of Convertible Preferred Stock were originally placed in March 1996.

     The Convertible Preferred Stock may be redeemed in whole or in part at any time beginning 14 months after the date of issuance, on at least 30 days' notice, at a redemption price equal to $25.00 per share plus accrued and unpaid dividends if (i) the average closing price of the Common Stock for the 20 consecutive trading days prior to the date of such notice exceeds $18.00 per share and (ii) the shares of Common Stock issuable upon conversion are subject to an effective resale registration statement under the Securities Act (as provided for hereunder) or may otherwise be sold pursuant to Rule 144(k) under such act. Further, the Company may require holders of Convertible Preferred Stock to convert such shares into shares of Common Stock if the Company sells Common Stock for cash in a registered underwritten public offering and the underwriters agree to sell all shares of Common Stock that holders of Convertible Preferred Stock desire to sell in the offering. In such event, the conversion price for such shares will be the public offering price, less the underwriters' gross spread, reduced by the Applicable Percentage set forth above.

     The exact number of shares issuable upon conversion of all of the Convertible Preferred Stock and offered hereby cannot currently be estimated but, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock and conversion elections made by holders of Convertible Preferred Stock. The holders of Common Stock ownership interest will be materially diluted by conversion of the Convertible Preferred Stock, which dilution will depend on, among other things, the future market price of the Common Stock. Investors should review carefully the material under "Risk Factors--Effect of Convertible Preferred Stock; Potential Common Stock Adjustment" and "Securities Market Factors" as well as the other information contained or incorporated by reference in this Prospectus.

     Under applicable Delaware law and the Company's Certificate of Incorporation, the Company's Board of Directors has the authority, without further action by the stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any series of unissued preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. Issuance of preferred stock may adversely affect the rights, privileges and preferences afforded the holders of Common Stock, including a decrease in the amount available for distribution to holders of the Common Stock in the event of a liquidation or payment of preferred dividends. The issuance of additional shares of preferred stock, and shares of Common Stock into which such preferred stock may be converted, may, among other things, have the effect of delaying, deferring or preventing a change in control of the Company, discouraging tender offers for the Company and inhibiting certain equity issuances until substantially all such shares are converted or redeemed. The Company currently has no plans to designate and/or issue any additional shares of preferred stock, except those issuable pursuant to the Convertible Preferred Stock Warrants.

WARRANTS AND OPTIONS

     In connection with the 1996 Private Placements, the Company agreed to issue to the placement agents in the transaction the Convertible Preferred Stock Warrants to purchase 108,000 shares of Convertible Preferred Stock at $25.00 per share and the Common Stock Warrants to purchase 55,257 shares of Common Stock at $7.75 per share. Such warrants will be exercisable for a period of five years from the date of issuance for securities that are substantially identical to those issued in the 1996 Private Placements. Pursuant to its terms, the Convertible Preferred Stock becomes convertible ratably over the fourth through thirteenth month after issuance at discounts to the future market price of Common Stock increasing from 13% to 29% over the same period. The number of shares of Common Stock issuable is also subject to adjustment. None of such warrants had been exercised as of December 31, 1996. See "Risk Factors--Effect of Convertible Preferred Stock; Adjustment to Common Stock," "--Common Stock" and "--Preferred Stock."

     In addition to the warrants issued in connection with the 1996 Private Placements, the Company had outstanding as of December 31, 1996 warrants to purchase an aggregate of approximately 1.6 million shares of Common Stock at an average exercise price of $5.64 and presently outstanding options to purchase an aggregate of approximately 7.6 million shares of Common Stock at an average exercise price of $6.22. See "Risk Factors--Dilutive Effect of Options and Warrants; Shares Available for Future Sale."

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL

     Section 203 of the Delaware General Corporation Law (the "DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The Company's bylaws require advance notice of any action (including nomination of directors) to be proposed at any annual or special meeting of stockholders and set forth other specific procedures that a stockholder must follow to properly bring any business in front of such a meeting. In addition, the bylaws provide that a special meeting of the Company's stockholders may only be called by the Chairman of the Board of Directors of the Company or by a majority of the total number of directors which the Company would have if there were no vacancies; no such meeting may be called by the stockholders. A director may be removed from office at any time, with or without cause by stockholders, but only by the affirmative vote of the holders of at least 75% of the then-outstanding shares of voting stock of the Company. Any amendment of the bylaws or certain provisions of the Certificate of Incorporation by stockholders will require the affirmative vote of the holders of at least 75% of the shares of Common Stock then outstanding.

     These bylaw provisions, the provisions authorizing the Board of Directors to issue preferred stock without stockholder approval and the provisions of
Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. This provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer of the Company or of certain affiliated entities shall be indemnified by the Company, in accordance with its Bylaws, to the full extent permitted from time to time by the Delaware General Corporation Law and that the Company may enter into one or more agreements with any person which provide for indemnification greater or different therefrom. The bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law. The bylaws also provide for advancement of expenses.

Following any "change in control" of the Company of the type required to be reported under Item 1 to Form 8-K promulgated under the Exchange Act, any determination of entitlement to indemnification under the Company's Bylaws must be made by independent legal counsel.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock and the Convertible Preferred Stock is ChaseMellon Shareholder Services, L.L.C.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders have advised the Company that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq National Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case a determined by the Selling Stockholder or by agreement between the Selling Stockholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Stockholders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchaser of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Company will pay all of the expenses incident to the registration, offering and sale of the Common Stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Stockholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. The Company estimates that the expenses of the offering to be borne by it will be approximately $175,000. The Company will not receive any proceeds from the sale of any of the Common Stock by the Selling Stockholders.

     Cappello Capital Corp. and Libra Investments, Inc. acted as placement agents in connection with the placement of the Convertible Preferred Stock which has been or will be converted into the Common Stock offered hereby, and said firms received a fee and warrants from the Company in connection therewith.

     The Company has informed the Selling Stockholders that the anti-manipulation provisions of Rules 10b-6 and 10b-7 under the Exchange Act may apply to purchases and sales of Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock. The Company has also advised the Selling Stockholders that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by McKenna & Stahl, Irvine, California. Harry S. Stahl, a partner in McKenna & Stahl, owns options to acquire 30,000 shares of Common Stock.


                                    EXPERTS

     The consolidated financial statements included in this Prospectus and in the Registration Statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations in connection with this offering must not be relied upon as having been authorized by the Company or by any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

                               _________________

                               TABLE OF CONTENTS

                                           PAGE
Available Information.....................    i
Prospectus Summary........................    1
Risk Factors..............................    3
Use of Proceeds...........................    8
Shares Available for Future Sale..........    8
Selling Stockholders......................   10
Description of Capital Stock..............   14
Plan of Distribution......................   19
Legal Matters.............................   20
Experts...................................   20

================================================================================


================================================================================
                               KOO KOO ROO, INC.



                                  COMMON STOCK
                           (Par Value $.01 per Share)



                              ___________________

                                   PROSPECTUS

                              ___________________



                             February 13, 1997

================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All of the costs identified below will be paid by the Company. Except for the SEC registration fee, all amounts are estimates.

          SEC Registration Fee.................................  $ 15,954
          Nasdaq Listing Fee...................................    18,865
          Printing and Engraving Expenses......................    12,000
          Legal Fees and Expenses..............................    75,000
          Accounting Fees and Expenses.........................    30,000
          Registrar and Transfer Agent Fees and Expenses.......     5,000
          Blue Sky Fees and Expenses...........................    10,000
          Miscellaneous Expenses...............................     8,181
                                                                 --------
             Total.............................................  $175,000
                                                                 ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. This provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer of the Company or of certain affiliated entities shall be indemnified by the Company, in accordance with its Bylaws, to the fullest extent permitted from time to time by the Delaware General Corporation Law and that the Company may enter into one or more agreements with any person which provide for indemnification greater or different therefrom. The Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law. The Bylaws also provide for advancement of expenses. Following any "change in control" of the Company of the type required to be reported under
Item 1 to Form 8-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any determination of entitlement to indemnification under the Company's Bylaws must be made by independent legal counsel.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     Exhibit No.    Description of Exhibit
     ----------     ----------------------
         4.1        Form of Certificate for Common Stock of Registrant /1/

         4.2        Form of Certificate for 5% Convertible Preferred Stock of Registrant /2/

         4.3        Certificate of Amendment to the Restated Certificate of Incorporation of Registrant /2/

         4.4        Certificate of Amendment to the Restated Certificate of Incorporation of Koo Koo Roo, Inc. /2/

         4.5        Certificate of Designations of 5% Convertible Preferred Stock of Registrant /2/

         4.6        Form of Warrant Agreement used in connection with the Company's February 1995 private placement of Company Common Stock and Warrants /3/

         4.7        Form of Warrant Agreement used in connection with the Company's June 1995 private placement of Company Common Stock and Warrants /3/

         4.8        Form of Stock Purchase Agreement dated March 12, 1996 by and among the
                    Registrant and the purchasers named therein /2/

         4.9        Form of Preferred Stock Investment Agreement dated March 20, 1996 by and among the Registrant and the purchasers named therein /2/

       **5.1        Opinion of McKenna & Stahl

      **23.1        Consent of McKenna & Stahl (included in Exhibit 5.1)

       *23.2        Consent of BDO Seidman, LLP

      **24.1        Power of Attorney

________________________

*    Filed herewith.

**   Previously filed.

/1/ Incorporated by reference from the Company's Registration Statement on Form S-18 (No. 33-42487-NY) declared effective on October 15, 1991.

/2/ Incorporated by reference from the Company's Current Report on Form 8-K dated March 18, 1996.

/3/ Incorporated by reference from the Company's Amendment No. 2 to its Annual Report on Form 10-K/A for the fiscal year ended June 30, 1995.

ITEM 17.  UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of is counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ((S) 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by (S) 210.3-19 of this chapter at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph

(a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3 ((S) 239.33 of this chapter), a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or (S) 210.3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Effective Amendment No. 1 to its Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Los Angeles, State of California, as of the 12th day of February, 1997.

                              KOO KOO ROO, INC.


                              By:   /s/ Kenneth Berg
                                  ------------------
                                 Kenneth Berg, Chairman of
                                 the Board and Chief Executive Officer

                              Date: February 12, 1997


     Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                   Title                              Date
---------                   -----                              ----
/s/ Kenneth Berg            Chairman of the Board,             February 12, 1997
----------------------
Kenneth Berg                Chief Executive
                            Officer and Director
                            (Principal Executive
                            Officer)

/s/ Michael D. Mooslin*
----------------------      President and                      February 12, 1997
Michael D. Mooslin          Director

 /s/ Morton J. Wall*        Treasurer and Director             February 12, 1997
----------------------
Morton J. Wall

 /s/ Robert F. Kautz        Chief Financial                    February 12, 1997
----------------------      Officer and Director
Robert F. Kautz             (Principal Financial Officer)

 /s/ Kory L. Berg*          Director                           February 12, 1997
----------------------
Kory L. Berg

                            Director                           ___________, 1997
----------------------
Lee A. Iacocca

 /s/ Donald Wohl*           Director                           February 12, 1997
----------------------
Donald Wohl

______________________      Director                           __________, 1997
Jess M. Ravich

/s/ Mary E. Arnold
----------------------      Vice President Finance            February 12, 1997
Mary E. Arnold              (Principal Accounting Officer)



*By  _________________
     Robert F. Kautz
     Attorney-in-Fact

                                 EXHIBIT INDEX


                                                                Sequential
Exhibit No.  Description of Exhibit                             Page No.
-----------  ----------------------                             ----------

    4.1      Form of Certificate for Common Stock of Registrant /1/

    4.2      Form of Certificate for 5% Convertible Preferred Stock of
             Registrant /2/

    4.3 Certificate of Amendment to the Restated Certificate of Incorporation of Registrant /2/

    4.4 Certificate of Amendment to the Restated Certificate of Incorporation of Koo Koo Roo, Inc. /2/

    4.5      Certificate of Designations of 5% Convertible Preferred Stock /2/


    4.6 Form of Warrant Agreement used in connection with the Company's February 1995 private placement of Company Common Stock and Warrants /3/

    4.7 Form of Warrant Agreement used in connection with the Company's June 1995 private placement of Company Common Stock and Warrants /3/

    4.8 Form of Stock Purchase Agreement dated March 12, 1996 by and among the Registrant and the purchasers named therein /2/

    4.9 Form of Preferred Stock Investment Agreement dated March 20, 1996 by and among the Registrant and the purchasers named therein /2/


  **5.1      Opinion of McKenna & Stahl

 **23.1      Consent of McKenna & Stahl (included in Exhibit 5.1)

  *23.2      Consent of BDO Seidman, LLP

 **24.1      Power of Attorney (included on signature page of Registration
             Statement)

_________________

*    Filed herewith.

**   Previously filed.

/1/ Incorporated by reference from the Company's Registration Statement on Form S-18 (No. 33-42487-NY) declared effective on October 15, 1991.

/2/ Incorporated by reference from the Company's Current Report on Form 8-K dated March 18, 1996.

/3/ Incorporated by reference from the Company's Amendment No. 2 to its Annual Report on Form 10-K/A for the fiscal year ended June 30, 1995.